UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
                  For the Quarterly Period Ending June 30, 1999


                            National Fuel Gas Company
                      (Name of Registered Holding Company)

                               10 Lafayette Square
                             Buffalo, New York 14203
                      (Name of Principal Executive Officer)



            Inquiries concerning this Form U-9C-3 may be directed to:
                                  Mark D. Buri
                                    Attorney
                            National Fuel Gas Company
                                   Suite 1500
                               10 Lafayette Square
                             Buffalo, New York 14203
                                 (716) 857-7086



                           ITEM 1 - ORGANIZATION CHART


Name of Reporting Co.         Energy or Gas  Date of       State of      Percentage of           Nature of  Business
                              Related        Organization  Organization  Voting Securities
                                                                         Held

National Fuel Gas Company     Holding        1902          New Jersey    Holds all voting        The Company is an integrated
                                                                         securities of National  natural gas operation engaged in
                                                                         Fuel Resources, Inc.    owning and holding securities
                                                                         and the reporting       issued by its subsidiaries.
                                                                         companies except as
                                                                         indicated below.

Seneca Independence           Gas            1996          Delaware      100%                    Holds a 33 1/3% general
Pipeline Company                                                                                 partnership interest in
                                                                                                 Independence Pipeline Company,
                                                                                                 which was not formed under Rule 58.

Niagara Independence          Holding        1997          Delaware      100%                    Holds the 33-1/3% general
Marketing Company                                                                                partnership interest in DirectLink
                                                                                                 indicated below.

DirectLink Gas Marketing      Gas            1997          Delaware      33-1/3%                 Gas marketing.
Company

Upstate Energy Inc.           Gas            1997          New York      100%                    Gas marketing.

Seneca Resources Corporation  Holding        1913          Pennsylvania  100%                    Listed here because it owns a 100%
                                                                                                 interest in HarCor Energy, Inc.
                                                                                                 which was acquired pursuant to
                                                                                                 Rule 58.

HarCor Energy, Inc.           Gas            1976          Delaware      100%                    An oil and gas company which
                                                                                                 produces natural gas and higher
                                                                                                 higher gravity oil.

      NARRATIVE DESCRIPTION:

      National Fuel Gas Company is not "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above. Similarly, Seneca Resources Corporation is not a "reporting company" but is included in this
      Item 1 because it holds, directly or indirectly, voting securities issued by a reporting company as indicated above.

      During the quarter ended June 30, 1999, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline Company ("Independence"), pursuant to approval by the SEC under the PUHCA (see File 70-9117, HCAR No. 35-26840). SIP's transactions this quarter are described in its financial statements at Item 6.

      Niagara Independence Marketing Company ("NIM") retained its interest in DirectLink Gas Marketing Company ("DirectLink"). NIM's and DirectLink's transactions this quarter are described in their financial statements at
      Item 6.

      Upstate Energy Inc. engaged in gas marketing transactions this quarter.

      HarCor engaged in natural gas and higher gravity oil exploration and production activities this quarter.


            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company         Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing         Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock           Issued                                         Was Issued     Security    Each Security


Seneca          Note      $100,000          Issue*    N/A      National       N/A         $100,000
Independence              $100,000          Issue*             Fuel Gas                   $100,000
Pipeline                                                       Company
Company

DirectLink Gas  no transactions this quarter
Marketing
Company

Niagara         no transactions this quarter
Independence
Marketing
Company

Upstate         Note      $200,000          Issue**   N/A      National       N/A
Energy                    $600,000          Issue**            Fuel Gas
                          $100,000          Issue**            Company
                          $500,000          Issue**

HarCor          no transactions this quarter
Energy, Inc.


     * Represents an increase in the daily principal balance of borrowings from the NFG Money Pool as compared with balance from preceding day. For the quarter, the balance increased by $200,000.
     ** Represents an increase in the daily principal balance of borrowings from the NFG Money Pool as compared with the balance from the preceding day. For the quarter, the balance increased by $1,000,000.


                         ITEM 3 -ASSOCIATE TRANSACTIONS

              PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY
                        ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged


NONE




             PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES
                         ON BEHALF OF REPORTING COMPANY

Associate Co.  Reporting Co.  Types of           Direct       Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services           Costs        Costs     Capital
Services       Services       Rendered           Charged      Charged

National Fuel  Seneca         Managerial,        -0-          -0-       -0-      -0-
Gas Supply     Independence   financial,
Corporation    Pipeline       legal, and
               Company        other similar
                              services.

Seneca         Upstate        Managerial,        $ 23,686.53  -0-       -0-      $ 23,686.53
Resources      Energy Inc.    financial and
Corporation                   other similar
                              services.

Seneca         HarCor         Managerial,        $134,804.00  -0-       -0-      $134,804.00
Resources      Energy, Inc.   financial, legal
Corporation                   and other
                              similar services.


-----------------------------------

Upstate Energy Inc. also purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act (17 CFR Sec. 250.81).

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy Related/Gas Related Companies:

NOTE: All the Reporting Companies are gas-related companies; none are energy-related companies.

Investments in Gas-Related Companies:

      Total Current Aggregate Investment:
            Pipeline activities                         $ 9,501,000
            Marketing activities                          2,402,000
            Exploration and Production Activities        32,537,538
                                                        -----------
                 Total Current Aggregate Investment:              $44,440,538***


*** Reflects principal loan balances at 06/30/99 plus money paid for common stock in previous quarters.


                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment


None



                    ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS


A.  FINANCIAL STATEMENTS:

         Balance Sheet for Seneca Independence Pipeline Company ("Seneca")     Confidential treatment requested pursuant
                                                                               to Rule 104(b)
         Income Statement for Seneca                                           Confidential treatment requested pursuant
                                                                               to Rule 104(b)
         Balance Sheet for Niagara Independence Marketing Company ("Niagara")  Confidential treatment requested pursuant to Rule 104(b)
         Income Statement of Niagara                                           Confidential treatment requested pursuant
                                                                               to Rule 104(b)
         Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")     Confidential treatment requested pursuant
                                                                               to Rule 104(b)
         Income Statement for DirectLink                                       Confidential treatment requested pursuant
                                                                               to Rule 104(b)
         Balance Sheet for Upstate Energy Inc. ("Upstate")                     Confidential treatment requested pursuant
                                                                               to Rule 104(b)
         Income Statement for Upstate                                          Confidential treatment requested pursuant
                                                                               to Rule 104(b)
         Balance Sheet for HarCor Energy, Inc. ("HarCor")                      Confidential treatment requested
                                                                               pursuant to Rule 104(b)
         Income Statement for HarCor                                           Confidential treatment requested
                                                                               pursuant to Rule 104(b)


B.      EXHIBITS:

        EXHIBIT A - CERTIFICATE OF NATIONAL FUEL GAS COMPANY

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated:  August 19, 1999

                                  NATIONAL FUEL GAS COMPANY



                                  By  /s/ James R. Peterson
                                    -------------------------------------------
                                    James R. Peterson
                                    Assistant Secretary